

August 6, 2019

Shay Banon
Chief Executive Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, CA 94040

      Re: Elastic N.V.
          Registration Statement on Form S-4
          Filed August 2, 2019
          File No. 333-232965

Dear Mr. Banon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services

cc: Steven V. Bernard, Esq.